                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. N/A)*
                                            ---


                          General Communication, Inc.

                               (NAME OF ISSUER)

                             Class A Common Stock

                        (TITLE OF CLASS OF SECURITIES)

                                  369385 10 9

                                (CUSIP NUMBER)

                              Sherman I. Goldberg
                  Secretary -- First Chicago NBD Corporation
                           One First National Plaza
                      Chicago, Illinois   (312) 732-4000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               October 31, 1996

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9                                   PAGE 2 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      First Chicago NBD Corporation
      No. 38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          301,407/(1)(2)/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             301,407/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      301,407/(1)(2)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.77%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC
------------------------------------------------------------------------------


/1/These shares are held by First Chicago Investment Corporation ("FCIC"), a wholly-owned subsidiary of First Chicago Financial Corporation ("FCFC"), which is a wholly-owned subsidiary of First Chicago NBD Corporation ("FCN").

/2/FCIC is a party to a voting agreement as described in Items 4 and 6 hereof. In aggregate, the parties to such agreement own directly 23,020,664 shares, 2,400,591 shares of which are available upon the conversion of another class of stock convertible into Class A Common Stock.

/3/This percentage reflects FCIC's holdings only. The aggregate holdings of the parties to the voting agreement represent 59.06% of the outstanding Class A Common Stock.

                                 SCHEDULE 13D
-----------------------                                   --------------------
  CUSIP NO. 369385 10 9                                    PAGE 3 OF 20 PAGES
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      First Chicago Financial Corporation
      No. 36-2793711
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*                                              [_]
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7       0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          301,407/1//2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             301,407/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10      0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      301,407/1//2/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.77%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------


/1/These shares are held by First Chicago Investment Corporation ("FCIC"), a wholly-owned subsidiary of First Chicago Financial Corporation ("FCFC"), which is a wholly-owned subsidiary of First Chicago NBD Corporation ("FCN").

/2/FCIC is a party to a voting agreement as described in Items 4 and 6 hereof. In aggregate, the parties to such agreement own directly 23,020,664 shares, 2,400,591 shares of which are available upon the conversion of another class of stock convertible into Class A Common Stock.

/3/This percentage reflects FCIC's holdings only. The aggregate holdings of the parties to the voting agreement represent 59.06% of the outstanding Class A Common Stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9                                    PAGE 4 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      First Chicago Investment Corporation
      No. 36-2727230
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*                                              [_]
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [_]
 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          301,407/1//2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             301,407/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      301,407/1//2/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.77%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------


/1/These shares are held by First Chicago Investment Corporation ("FCIC"), a wholly-owned subsidiary of First Chicago Financial Corporation ("FCFC"), which is a wholly-owned subsidiary of First Chicago NBD Corporation ("FCN").

/2/FCIC is a party to a voting agreement as described in Items 4 and 6 hereof. In aggregate, the parties to such agreement own directly 23,020,664 shares, 2,400,591 shares of which are available upon the conversion of another class of stock convertible into Class A Common Stock.

/3/This percentage reflects FCIC's holdings only. The aggregate holdings of the parties to the voting agreement represent 59.06% of the outstanding Class A Common Stock.

                                  SCHEDULE 13D


Item 1.  Securities and Issuer.
         ---------------------

     This Statement relates to the Class A Common Stock (the "Shares") of General Communication, Inc. (the "Company"). The address of the Company's principal executive offices, to the best knowledge of the Reporting Persons jointly filing this Statement, is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 2.  Identity and Background.
         -----------------------

     (a) This Statement is being filed by First Chicago NBD Corporation, a Delaware corporation ("FCN"), its wholly-owned subsidiary, First Chicago Financial Corporation, a Delaware Corporation ("FCFC") and FCFC's wholly-owned subsidiary, First Chicago Investment Corporation, a Delaware Corporation ("FCIC") (FCN, FCFC and FCIC are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Certain information required by Item 2 concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     (b) The address of the principal business and principal office of each of the Reporting Persons is One First National Plaza, Chicago, IL 60670.

     (c) FCN is a bank holding company registered under the Bank Holding Company Act, as amended, which was incorporated under the laws of the State of Delaware in 1972. FCN is the surviving corporation resulting from the merger, effective December 1, 1995, of First Chicago Corporation, a Delaware corporation and registered bank holding company, with and into NBD Bancorp, Inc., a Delaware corporation and registered bank holding company. FCN's lead bank is The First National Bank of Chicago ("FNBC"). FCN also is the parent corporation of NBD Bank, Detroit, Michigan ("NBD"), American National Bank and Trust Company of Chicago ("ANB"), FCC National Bank and NBD Bank, N.A., Indianapolis, Indiana ("NBD, N.A."). FCC National Bank is a Delaware-based national banking association primarily engaged in the issuance of VISA and MasterCard credit cards.

     Through its banking subsidiaries, FCN provides domestic retail banking, worldwide corporate and institutional banking, and trust and investment management services. In addition, FCN, directly or indirectly, owns the stock of various nonbank companies engaged in businesses related to banking and finance, including venture capital, leasing, investment management, mortgage lending and servicing, insurance, community development, discount brokerage and data processing activities.

     FCFC raises funds to finance the operations of its subsidiaries, FCIC, First Chicago Leasing Corporation, First Chicago Capital Markets, Inc., First Chicago Capital Corporation, First

Chicago Equity Corporation and First Chicago Hedging Services Corporation. FCIC engages in businesses related to banking and finance, including venture capital.

     (d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers and directors of such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers and directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons is a Delaware corporation, and to the knowledge of each Reporting Person, each of the executive officers and directors of each such Reporting Person is a citizen of the United States, except for Mr. Siegfried Buschmann who is a citizen of Germany.

Item 3.  Source and Amount of Funds or Other Considerations.
         --------------------------------------------------

     No personal funds were expended by the Reporting Persons on the matters which have caused the filing of this Statement. As more fully described in Item 4, the Reporting Persons directly or indirectly exchanged all their profit participation contractual rights in Prime Cable of Alaska, L.P., a Delaware limited partnership ("Prime"), for an aggregate of 301,407 shares of Class A Common Stock of the Company.

Item 4.  Purpose of Transaction.
         ----------------------

     BACKGROUND. General Communication, Inc. ("Company") and certain of its subsidiaries closed as of October 31, 1996 ("Event Date") on the following purchase and acquisition transactions and certain other related agreements ("Transactions"): (1) Prime Securities Purchase and Sale Agreement, as amended by the parties at closing ("Prime Purchase Agreement"); (2) the Alaskan Cable Purchase Agreement; (3) Alaska Cablevision Asset Purchase Agreement; (4) McCaw/Rock Horner Asset Purchase Agreement; (5) McCaw/Rock Seward Asset Purchase Agreement; and (6) MCI Stock Purchase Agreement ("MCI Purchase Agreement"). The Transactions included a voting agreement entered into between certain holders of Class A Common Stock including FCIC (the "New Voting Agreement") described elsewhere in this Item 4 and in Item 6 of this statement and a registration rights agreement ("Prime Registration Rights Agreement") described in Item 6 of this statement.

     As a result of the Transactions, the Company through certain subsidiaries has acquired, as of the Event Date, interests in seven cable companies providing services in Alaska as follows ("Cable Companies"): (1) all of the equity securities and profit participation rights in Prime; (2) substantially all of the assets of the Alaskan Cable companies comprised of three Alaska corporations as follows (collectively, "Alaskan Cable"): (a) Alaskan Cable Network/Fairbanks, Inc., (b) Alaskan Cable Network/Juneau, Inc. and (c) Alaskan Cable Network/Ketchikan-Sitka, Inc.; (3) substantially all of the assets of Alaska Cablevision, Inc., a Delaware corporation; (4) substantially all of the assets of McCaw/Rock Homer Cable Systems, J.V., an Alaska joint venture; and (5) substantially all of the assets of McCaw/Rock Seward Cable Systems, J.V., an Alaska joint venture.

     The closing of the Prime Purchase Agreement and the closing on the MCI Purchase Agreement were each contingent upon the closing of the other. The Transactions were approved by the shareholders of the Company at its annual meeting held on October 17, 1996. The security holders of each Cable Company approved the Transaction corresponding to their respective Cable Company or otherwise consented to the Transaction on or prior to October 30, 1996.

     Pursuant to the Prime Purchase Agreement, shares of Class A Common Stock (the "Prime Company Shares") were distributed to Prime Cable Growth Partners, L.P., a Delaware limited partnership ("Prime Growth"), Prime Venture 1 Holdings, L.P., a Delaware limited partnership ("Prime Holdings"), Prime Cable Limited Partnership ("PCLP"), the shareholders of Alaska Cable, Inc., a Delaware corporation, and the holders of the profit participation interests in Prime, i.e., the profit participation contractual rights held by three entities (BancBoston Capital, Inc. ("BBCI"), FCIC and Madison Dearborn Partners V ("MDP")).

     PURPOSE. The Prime Company Shares distributed to FCIC were acquired for investment purposes, and FCIC intends to review continuously and monitor its investment in the Company. The holders of the Prime Company Shares, including FCIC, have under the Prime Purchase Agreement and the Prime Registration Rights Agreement rights to cause the Company to register pursuant to the Securities Act of 1933, as amended (the "Securities Act"), a portion or all of the Prime Company Shares for secondary offers and sales by the Company on behalf of those holders.

     Pursuant to the Prime Purchase Agreement, at closing, certain recipients of the Prime Company Shares (the "Prime Sellers") entered into the New Voting Agreement with certain other shareholders of the Company. Pursuant to the New Voting Agreement, the Prime Sellers have the right to nominate two persons to serve on the Board of Directors of the Company ("Company Board"), and the Prime Sellers (and their distributees who agreed in writing to be bound thereby) pursuant to the New Voting Agreement, have the right to nominate individuals to fill those two positions going forward. In part, the New Voting Agreement requires the signatories to the agreement to vote for those two nominees with limiting conditions as described in Item 6 of this Statement.

     See Item 6 for additional information with respect to the New Voting Agreement.

     Except as set forth above or as set forth in Item 6 in this Statement, the Reporting Persons have no present plans or proposals which may relate to or would result in any of the following:

     (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) FCIC is the owner of 301,407 Shares representing 0.77% of the outstanding Class A Common Stock. FCN and FCFC may be deemed to beneficially own Shares solely through their direct or indirect ownership of FCIC. The parties to the New Voting Agreement beneficially own directly 23,020,664 Shares, or approximately 59.06% of the outstanding Class A Common Stock, 2,400,591 Shares of which are available upon the conversion of the same number of shares of Class B Common Stock of the Company held by certain of the parties to the New Voting Agreement.

     Each Reporting Person expressly declares that the filing of this Statement shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which such Reporting Person has a pecuniary interest as set forth in this Item 5. No Reporting Person has a pecuniary interest in shares of Class B Common Stock.

     Madison Dearborn Advisors, L.P. ("MD Advisors") advises FCIC with respect to the 301,407 shares of Class A Common Stock owned by FCIC. MDP does not, however, share voting or dispositive power with respect to the shares of Class A Common Stock owned by FCIC. Ten of the general partners of MDP are limited partners of MD Advisors and are officers and shareholders of Madison Dearborn Partners, Inc., the general partner of MD Advisors. Because of this relationship, MDP and FCIC may be deemed to constitute a group for purposes of section 13(d)(3) of the Act. FCN, FCFC and FCIC disclaim beneficial ownership of the shares of Class A Common Stock held by MDP and disclaim that they constitute a group with MDP for the purposes of Section 13(d)(3) of the Act.

     (b) See Items 7-10 on pages two through four with respect to each Reporting Person.

     (c)  See Item 3 above.

     (d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

     Pursuant to Section 10.6 of the Prime Purchase Agreement, the Company agreed to have two persons designated by the Prime Sellers to serve on the duly elected Company Board.

     FCIC, Prime Holdings, Prime Growth, PCLP, Prime Venture II, L.P., Prime II Management, L.P. ("PIIM"), Austin Ventures, L.P., William Blair Venture Partners III Limited Partnership, Centennial Fund III, L.P., BBCI, MDP, MCI Telecommunications Corporation ("MCI"), Ronald A. Duncan ("Duncan"), Robert M. Walp ("Walp") and TCI GCI, Inc. ("TCI") are all parties to the New Voting Agreement that governs the voting of the Class A Common Stock and the Class B Common Stock, no par value (the "Class B Common Stock") owned by such parties. The Class B Common Stock owned by certain of the parties is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock, and as a result of the New Voting Agreement, the parties to such agreement may be deemed to be the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Class A Common Stock. Notwithstanding the foregoing, each Reporting Person expressly declares that the filing of this Statement shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) and 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which Reporting Person has a pecuniary interest. No Reporting Person has a pecuniary interest in shares of Class B Common Stock. (See Item 5 for the discussion of the Class A Common Stock owned by the Reporting Persons.)

     The New Voting Agreement provides that the parties thereto will, to the extent possible, cause the full membership of the Company Board to be maintained at not less than eight directors. The New Voting Agreement also provides that all of the shares subject to such Agreement will be voted as one block for so long as the full membership of the Company Board is at least eight and will be voted to elect to the Company Board individuals recommended by the parties to such agreement. Pursuant to the terms of the New Voting Agreement, the allocation among the parties to the Agreement of recommendations for positions on the Company Board is as follows: (1) for recommendations from MCI, two nominees; (2) for recommendations from Duncan and Walp, one nominee each; (3) for recommendations from TCI, two nominees; and (4) for recommendations from the Prime Sellers, two nominees for so long as (i) such Prime Sellers collectively own at least 10% of the then issued and outstanding Shares of Class A Common Stock and (ii) the management agreement entered into between PIIM and the Company ("Prime Management Agreement") is in full force and effect. However, if either of these conditions pertaining to such Prime Sellers is not satisfied, then such Prime Sellers (and their distributees who elect in writing to be bound thereby) are to be entitled to recommend only one nominee. If neither of the foregoing conditions pertaining to such Prime Sellers is met, such Prime Sellers will not be entitled to recommend any nominee to the Company Board.

     Class A Common Stock and Class B Common Stock subject to the New Voting Agreement are to be voted as one block, to the extent possible, to cause the full membership of the Company Board to be maintained at not less than eight members. Additionally, under the New Voting Agreement, the Class A Common Stock and the Class B Common Stock subject to the New Voting Agreement are to be voted as one block on such other matters which the parties to the New Voting Agreement have unanimously agreed.

     Except as set forth above, the New Voting Agreement does not extend to voting upon other questions or matters on which shareholders will have the right to vote under the Company's Articles of Incorporation, the Company's By-laws or the laws of the State of Alaska.

     The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of the Company which is scheduled to take place in June, 2001 or until there remains only one party to such agreement, whichever occurs first. However, the parties to the agreement may extend its term but only upon unanimous vote and written amendment to the agreement. A party to the agreement (other than the Prime Sellers and their distributees who elect in writing to be bound thereby) will be subject to the agreement until the party disposes of more than 25% of the votes represented by the party's holdings of Company Common Stock subject to the terms of the agreement. Notwithstanding the foregoing, each party to the New Voting Agreement must remain a party as to voting for nominees to the Company Board recommended by the Prime Sellers and to maintain at least eight members on that board only for so long as either the Prime Sellers (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding Company Class A Common Stock or the Prime Management Agreement is in effect.

     The New Voting Agreement commenced effective as of the Event Date.

     Under the Prime Registration Rights Agreement, the initial distribution to and, to the extent required, subsequent resales or distributions by the Prime Sellers (and their distributees) of their portion of the Prime Company Shares will be registered under the Securities Act. To the extent subsequent resale or distributions by the Prime Sellers (and their distributees) are required to be registered, the Company will keep the prospectus through which such offers would be made current for a period of two years from the Event Date or otherwise satisfy its responsibilities for registration through other registration formats.

     Under the Prime Management Agreement, PIIM will manage cable television systems (the "Company Cable Systems"). PIIM had, previous to the Event Date, managed the cable television systems owned by Prime and acquired by the Company on the Event Date. The Prime Management Agreement is to continue for a term of nine years unless earlier terminated under a number of circumstances including the following: (1) with respect to any of the Company Cable Systems, upon the termination or revocation of the Company's cable television certificate of public convenience and necessity or franchise for that systems; (2) upon the sale of all or substantially all of the assets of the Company Cable Systems or the sale of all of the equity interests of the owner of the Company Cable Systems; (3) upon PIIM's material breach of the agreement and failure to cure within 30 days; (4) upon the Company's material breach of the agreement and failure to cure within 30 days: or (5) after the second anniversary of the date of the agreement, at the option of either PIIM or the Company.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Each of the New Voting Agreement, the Prime Purchase Agreement and the Prime Registration Rights Agreement is incorporated herein by reference from the Registration Statement filed by the Company with the Securities and Exchange Commission under the Securities Act (Registration No. 333-13473) which became effective October 4, 1996.

     The following document is filed as an Exhibit to this Statement and hereby incorporated by reference:

     A.  Joint Filing Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1996                  FIRST CHICAGO NBD CORPORATION


                                           By:  /s/ M. Eileen Kennedy
                                                -------------------------------
                                                M. Eileen Kennedy
                                           Its: Senior Vice President and
                                                Treasurer



                                           FIRST CHICAGO FINANCIAL CORPORATION


                                           By:  /s/ M. Eileen Kennedy
                                                -------------------------------
                                                M. Eileen Kennedy
                                           Its: Assistant Treasurer



                                           FIRST CHICAGO INVESTMENT CORPORATION


                                           By:  /s/ M. Eileen Kennedy
                                                -------------------------------
                                                M. Eileen Kennedy
                                           Its: Vice President and Treasurer



                                  SCHEDULE A


                           EXECUTIVE OFFICERS OF FCN
                           -------------------------


Name                       Title with FCN                     Principal Occupation
----                       --------------                     --------------------

Verne G. Istock            Chairman of the Board, Chief       Chairman of the Board of FCN,
                           Executive Officer and President    FNBC and NBD

Thomas H. Jeffs II         Vice Chairman                      Vice Chairman of FCN and FNBC
                                                              President of NBD

Scott P. Marks, Jr.        Vice Chairman                      Vice Chairman of FCN and FNBC
                                                              Chairman of FCC National Bank

David J. Vitale            Vice Chairman                      Vice Chairman of FCN and FNBC
                                                              President of FNBC
                                                              Chairman of ANB

Frederick M. Adams, Jr.    Executive Vice President           Executive Vice President of FCN
                                                              and FNBC

John W. Ballantine         Executive Vice President           Executive Vice President of FCN
                                                              and FNBC

David P. Bolger            Executive Vice President           Executive Vice President of FCN
                                                              and FNBC
                                                              President of ANB

Gordon S. Crimmins         Executive Vice President           Executive Vice President of FCN
                                                              and FNBC

Robert A. DeAlexandris     Executive Vice President           Executive Vice President of FCN
                                                              and FNBC

William H. Elliott III     Executive Vice President           Executive Vice President of FCN
                                                              and FNBC

Sherman I. Goldberg        Executive Vice President           Executive Vice President of FCN
                                                              and FNBC

Thomas H. Hodges           Executive Vice President           Executive Vice President of FCN
                                                              and FNBC

Philip S. Jones            Executive Vice President           Executive Vice President of FCN
                                                              and FNBC

Name                       Title with FCN                   Principal Occupation
----                       --------------                   --------------------
W.G. Jurgensen             Executive Vice President         Executive Vice President of FCN
                                                            and FNBC

James R. Lancaster         Executive Vice President         Executive Vice President of FCN
                                                            and FNBC

Thomas J. McDowell         Executive Vice President         Executive Vice President of FCN
                                                            and FNBC

Timothy P. Moen            Executive Vice President         Executive Vice President of FCN
                                                            and FNBC

Susan S. Moody             Executive Vice President         Executive Vice President of FCN
                                                            and FNBC

Andrew J. Paine, Jr.       Executive Vice President         Executive Vice President of FCN
                                                            President of NBD, N.A.

Robert A. Rosholt          Executive Vice President         Executive Vice President and Chief
                           and Chief Financial Officer      Financial Officer of FCN and
                                                            FNBC

Willard A. Valpey          Executive Vice President         Executive Vice President of FCN and NBD


Such employment is conducted for FCN and FNBC at One First National Plaza,
 Chicago, Illinois 60670.
Such employment is conducted for NBD at 611 Woodward Avenue, Detroit, Michigan
 48226.
Such employment is conducted for FCC National Bank at 300 King Street,
 Wilmington, Delaware 19801.
Such employment is conducted for ANB at 33 North LaSalle Street, Chicago,
 Illinois 60690.
Such employment is conducted for NBD, N.A. at One Indiana Square, Indianapolis,
 Indiana 46266.


                                DIRECTORS OF FCN
                                ----------------


                                                        Name, Business and
Names                        Principal Occupation       Address where Employed
-----                        --------------------       ----------------------
Verne G. Istock              Chairman of the Board      First Chicago NBD Corporation
                                                        One First National Plaza
                                                        Chicago, Illinois 60670

Terence E. Adderley          President and Chief        Kelly Services, Inc.
                             Executive Officer          999 West Big Beaver Road
                                                        Troy, Michigan 48084

James K. Baker               Chairman of the Board      Arvin Industries, Inc.
                                                        One Noblitt Plaza
                                                        Columbus, Indiana 47202

John H. Bryan                Chairman of the Board      Sara Lee Corporation
                             and Chief Executive        Three First National Plaza
                             Officer                    Suite 4400
                                                        Chicago, Illinois 60602-4260

Siegfried Buschmann          Chairman and Chief         The Budd Company
                             Executive Officer          3155 West Big Beaver Road
                                                        Troy, Michigan 48007

James S. Crown               General Partner            Henry Crown and Company
                                                        222 North LaSalle Street
                                                        Suite 2000
                                                        Chicago, Illinois 60601

Dr. Maureen A. Fay           President                  University of Detroit Mercy
                                                        4001 West McNichols
                                                        Detroit, Michigan 48221

Charles T. Fisher III        Retired Chairman           NBD Bancorp, Inc.
                                                        100 Renaissance Center
                                                        Suite 2412
                                                        Detroit, Michigan 48243

Donald V. Fites              Chairman of the Board      Caterpillar Inc.
                             and Chief Executive        Peoria, Illinois 61629
                             Officer

Thomas H. Jeffs II           Vice Chairman              First Chicago NBD Corporation
                                                        One First National Plaza
                                                        Chicago, Illinois 60670

Richard A. Manoogian         Chairman and Chief         Masco Corporation
                             Executive Officer          21001 Van Born Road
                                                        Taylor, Michigan 48180


                             Name, Business and
Names                        Principal Occupation       Address where Employed
---------------------------  -------------------------  -----------------------------
Scott P. Marks, Jr.          Vice Chairman              First Chicago NBD Corporation
                                                        One First National Plaza
                                                        Chicago, Illinois 60670

William T. McCormick, Jr.    Chairman and Chief         CMS Energy Corporation
                             Executive Officer          330 Town Center Drive
                                                        Dearborn, Michigan 48126

Earl L. Neal                 Principal                  Earl L. Neal & Associates
                                                        111 West Washington Street
                                                        Suite 1700
                                                        Chicago, Illinois 60602

James J. O'Connor            Chairman and Chief         Unicom Corporation
                             Executive Officer          P.O. Box 767
                                                        Chicago, Illinois 60690

Thomas E. Reilly, Jr.        Chairman of the Board      Reilly Industries, Inc.
                                                        300 North Meridian Street
                                                        Indianapolis, Indiana 46204

Patrick G. Ryan              Chairman, President and    Aon Corporation
                             Chief Executive Officer    123 North Wacker Drive
                                                        Chicago, Illinois 60606

Adele Simmons                President                  The John D. and Catherine T.
                                                        MacArthur Foundation
                                                        140 South Dearborn
                                                        Suite 1100
                                                        Chicago, Illinois 60603

Richard L. Thomas            Retired Chairman           First Chicago NBD Corporation
                                                        One First National Plaza
                                                        Chicago, Illinois 60670

David J. Vitale              Vice Chairman              First Chicago NBD Corporation
                                                        One First National Plaza
                                                        Chicago, Illinois 60670

                          EXECUTIVE OFFICERS OF FCFC
                          --------------------------


Names              Title with FCFC        Principal Occupation
-----              ---------------        --------------------
Verne G. Istock    Chairman of the Board  Chairman of FCN, FNBC and
                                          NBD

David J. Vitale    Vice Chairman          Vice Chairman of FCN and FNBC
                                          President of FNBC
                                          Chairman of ANB

Such employment is conducted for FCN and FNBC at One First National Plaza, Chicago, Illinois 60670.
Such employment is conducted for NBD at 611 Woodward Avenue, Detroit, Michigan 48226.
Such employment is conducted for ANB at 33 North LaSalle Street, Chicago, Illinois 60690.

                               DIRECTORS OF FCFC
                               -----------------

                                               Name, Business and
Names                Principal Occupation      Address where Employed
-----                --------------------      ----------------------
Verne G. Istock      Chairman of the Board     First Chicago NBD Corporation
                                               One First National Plaza
                                               Chicago, Illinois 60670

Robert A. Rosholt    Executive Vice President  First Chicago NBD Corporation
                                               One First National Plaza
                                               Chicago, Illinois 60670

David J. Vitale      Vice Chairman             First Chicago NBD Corporation
                                               One First National Plaza
                                               Chicago, Illinois 60670

                          EXECUTIVE OFFICERS OF FCIC
                          --------------------------

Names                   Title with FCIC           Principal Occupation
-----                   ---------------           --------------------
Geoffrey L. Stringer    Chairman of the Board     Senior Vice President of FNBC

David J. Vitale         President                 Vice Chairman of FCN and FNBC
                                                  President of FNBC
                                                  Chairman of ANB

Robert A. Rosholt       Executive Vice President  Executive Vice President
                                                  and Chief Financial Officer
                                                  of FCN and FNBC

Such employment is conducted for FCN, FNBC and FCIC at One First National Plaza, Chicago, Illinois 60670.
Such employment is conducted for ANB at 33 North LaSalle Street, Chicago, Illinois 60690.

                               DIRECTORS OF FCIC
                               -----------------

                                                  Name, Business and
Names                   Principal Occupation      Address where Employed
-----                   --------------------      ----------------------
Garrett R. Glass        Senior Vice President     The First National Bank of Chicago
                                                  One First National Plaza
                                                  Chicago, Illinois  60670

William J. Roberts      Senior Vice President     First Chicago NBD Corporation
                        and Comptroller           One First National Plaza
                                                  Chicago, Illinois  60670

Robert A. Rosholt       Executive Vice President  First Chicago NBD Corporation
                                                  One First National Plaza
                                                  Chicago, Illinois  60670

Geoffrey L. Stringer    Senior Vice President     The First National Bank of Chicago
                                                  One First National Plaza
                                                  Chicago, Illinois  60670

David J. Vitale         Vice Chairman             First Chicago NBD Corporation
                                                  One First National Plaza
                                                  Chicago, Illinois  60670

                                   EXHIBIT A


     Pursuant to Rule 13d-1(f)(1) of the regulations of the Securities and Exchange Commission, the undersigned agree that the statement on Schedule 13D (including all amendments thereto) with respect to the Class A Common Stock of General Communication, Inc. to which this Agreement is attached as an Exhibit is filed on behalf of each of the undersigned.

Dated:  November 12, 1996

                           FIRST CHICAGO NBD CORPORATION


                           By:  /s/ M. Eileen Kennedy
                                ------------------------------
                                 M. Eileen Kennedy
                           Its:  Senior Vice President and
                                 Treasurer



                           FIRST CHICAGO FINANCIAL CORPORATION


                           By:  /s/ M. Eileen Kennedy
                                ------------------------------
                                M. Eileen Kennedy
                           Its: Assistant Treasurer



                           FIRST CHICAGO INVESTMENT CORPORATION


                           By:  /s/ M. Eileen Kennedy
                                ------------------------------
                                M. Eileen Kennedy
                           Its: Vice President and Treasurer